Exhibit 99.1

Reunion Neuroscience Inc. Shareholders Approve Proposed
Plan of Arrangement

TORONTO, July 13, 2023 – Reunion Neuroscience Inc. (TSX: REUN, NASDAQ: REUN) ("Reunion" or the “Company”), a clinical-stage biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions is pleased to announce the voting results of the special meeting of shareholders of Reunion held yesterday, July 12, 2023 (the "Meeting").

At the Meeting, shareholders voted in favour of a special resolution (the "Arrangement Resolution") to approve the proposed plan of arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act, whereby affiliates of MPM BioImpact would acquire Reunion in an all-cash transaction valued at approximately US$13.1 million.

Pursuant to the terms and conditions of the Arrangement, all Shareholders will be entitled to receive US$1.12 in cash for each common share held immediately prior to the effective time of the Arrangement.

The Arrangement Resolution required the approval of not less than two-thirds (66 2/3%) of the votes cast by shareholders present in person or represented by proxy at the Meeting. Shareholders approved the Arrangement Resolution at the Meeting, with 99% of the votes cast at the Meeting in favour of the Arrangement.

The Arrangement remains subject to receipt of a final order (the "Final Order") of the Ontario Superior Court of Justice (Commercial List) (the "Court") with respect to the Arrangement and certain other closing conditions described in Reunion’s Management Information Circular dated June 13, 2023 (available on Reunion’s profiles on the SEDAR website at www.sedar.com and on the EDGAR section of the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov). Subject to the receipt of the Final Order, all required regulatory approvals and satisfaction of all closing conditions, the Arrangement is expected to be completed on or around July 21, 2023.

DETAILED VOTING RESULTS

The voting results from the Meeting are as follows:

Total Shares issued and outstanding at record date (June 12, 2023)				11,717,616
Total Shares represented at the Meeting in person and by proxy				5,833,384
Percentage of Shares represented at the Meeting				49.78%
	Votes For	% of Votes For	Votes Against	% of Votes Against
Arrangement Resolution	5,772,052	98.95%	61,332	1.05%

Details of voting results will be filed under Reunion's profile on SEDAR at www.sedar.com.

Final Order

The hearing for the Final Order will be held at 9:30 a.m. (Eastern time) on July 14, 2023. Shareholders or other interested parties have the ability to appear and make submissions in respect of the Final Order upon proper service upon Reunion of a notice of appearance ("Notice of Intention to Appear").

The interim order of the Court in respect of the Arrangement set the deadline to submit a Notice of Intention to Appear as no less than four (4) days prior to the Final Order hearing. Further information on how to submit a Notice of Intention to Appear is set forth in Reunion's information circular and proxy statement dated June 13, 2023.

About Reunion Neuroscience Inc.

Reunion is committed to developing innovative therapeutic solutions for underserved mental health conditions. The Company’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemiester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding Reunion and its business. Often but not always, forward-looking information can be identified by the use of words such as “expect”, “intends”, “anticipates”, “plans”, “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should” or “will” be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of Reunion and are based on assumptions and subject to risks and uncertainties, many of which are beyond Reunion’s control. Forward-looking statements in this news release include, but are not limited to, statements regarding: the Arrangement Agreement, the Arrangement, receipt of all approvals required for the Arrangement, obtaining the final Court order for the Arrangement, satisfaction or waiver of closing conditions, and the timing of the closing of the Arrangement. Although the management of Reunion believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including the Risk Factors disclosed in Reunion’s public filings available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov. Although Reunion has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made (or such earlier date, if identified) and Reunion does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to Reunion, including its Annual Information Form and Risk Factors, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

For further information:

Investor Contacts:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com